Unusual Machines, Inc.

151 Calle De San Francisco

San Juan, Puerto Rico 00901-1607

February 13, 2024

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Attention: Thomas Jones, Esq.

Re:	Unusual Machines, Inc.
Registration Statement on Form S-1
File No. 333-270519

Dear Mr. Jones:

Unusual Machines, Inc. is hereby withdrawing the acceleration request dated February 8, 2024.

If you have any questions regarding this request, please contact Michael Harris, our legal counsel at (561) 644-2222.

Sincerely,

/s/ Allan Evans
Allan Evans
Chief Executive Officer

cc:

Michael D. Harris, Esq.

Edward H. Schauder, Esq.